FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of April 2005
Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)


                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F. X         Form 40-F.
                               ---                  ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes         No X
                                 ---        ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:

CEZ Acquired Distribution Company in Romania

Today, CEZ signed in Bucharest an agreement to privatize Electrica Oltenia, a Romanian distribution company.

Martin Roman, Chairman of the Board and General Manager, and Radomir Lasak, Vice-Chairman of the Board and Head of the "Administration" Division, and the representatives of Electrica signed today in Bucharest an agreement on the sale of a share in the distribution company, Electrica Oltenia.

"The acquisition of Oltenia is yet another logical step in the South-East European territory to fulfill our strategic policy to become a leader on the Central and Eastern European power market, in particular, when the Oltenia territory of operation is directly connected to the three distribution companies that we acquired last year as part of privatization," said Martin Roman, Chairman of the Board and General Manager of CEZ.

Oltenia is the largest of the eight Romanian distributors, having a 19% share on the Romanian power market and 1.36 million customers. The aggregate annual power supplied by this company represents approximately 6.8 TWh. As a result of the Romanian acquisition, the number of end-customers of the CEZ Group has increased to 6.6 million. As to the number of customers, the CEZ Group has moved from the ninth to eight place among the European power companies.

The purchase price of the transaction for the offered 51% share has been agreed at EUR 151 million, of which EUR 47.4 million is the payment for the 24.62% direct share in the company's capital, and the remaining EUR 103.6 million represents the agreed increase of the CEZ share in the company to the majority of 51%.


Indicative Offer for the Acquisition of PAK in Poland

CEZ, a. s., has sent an indicative offer for the acquisition of a 39.2% share in the Patnov - Adamov - Konin (PAK) power plants in Poland.

Such an indicative offer will make it possible to perform a due diligence and obtain additional information for a decision of the Board of Directors of CEZ to identify whether this is an acquisition opportunity meeting the parameters for such type of transaction.


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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 CEZ, a. s.
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                                                 (Registrant)

Date:  April 5, 2005


                                        By:  /s/ Libuse Latalova
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                                                 Libuse Latalova
                                         Head of Finance Administration